Brett Johnson




05005371

20 January 2005

Exemption Number 82-4130

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
SECTION

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: **Qantas Airways Limited (File No. 82-4130)**
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Announcement	19/08/2004	Preliminary Final Report for the Year Ended 30 June 2004
Media Release	19/08/2004	Qantas Reports Profit Before Tax of $964.6 Million
Media Release	19/08/2004	Qantas Faces Significant Challenges
Media Release	19/08/2004	Qantas Extends Contract for CEO
Media Release	19/08/2004	Qantas Rewards Staff With $1000 Bonus and Boosts Spending on Staff Benefits
Announcement	19/08/2004	2003/04 Full Year Results Presentation to Investors
Announcement	19/08/2004	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	19/08/2004	Revision to Preliminary Final Report
Media Release	20/08/2004	Qantas to Increase Fuel Surcharge
Media Release	08/09/2004	Qantas Trading Halt
Announcement	08/09/2004	Resignation of Qantas Directors
Media Release	08/09/2004	Qantas To Lower Agents Commissions
Announcement	09/09/2004	Request to Lift Trading Halt
Announcement	09/09/2004	Preliminary Monthly Traffic and Capacity Statistics July 2004
Announcement	13/09/2004	Notice of Annual General Meeting
Announcement	13/09/2004	2004 Proxy Form
Announcement	13/09/2004	Qantas Annual Report 2004
Announcement	13/09/2004	Qantas Financial Report 2004
Media Release	20/09/2004	Qantas Statement on NZ High Court Decision
Announcement	22/09/2004	Updated Top 20 Shareholders of Qantas
Announcement	24/09/2004	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	06/10/2004	Qantas Announces A$1.90 Billion Bank Facility
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Michael Henry Codd
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Patricia Anne Cross
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Trevor Raymond Eastwood
Media Release	12/10/2004	Qantas Statement on Australia Competition Tribunal Decision
Announcement	12/10/2004	Update on the Level of Foreign Relevant Interest in Qantas Shares

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

Media Release	15/10/2004	Qantas Increases Fuel Surcharge
Announcement	21/10/2004	Qantas Airways Limited 2004 Annual General Meeting – 21 October 2004 Chairman's Address
Announcement	21/10/2004	Qantas Airways Limited 2004 Annual General Meeting – 21 October 2004 CEO's Address
Announcement	21/10/2004	Results of Resolutions and Proxy Information – 2004 Annual General Meeting
Announcement	25/10/2004	Preliminary Monthly Traffic and Capacity Statistics August 2004
Media Release	02/11/2004	Qantas Reaches Agreement with FAAA-International
Announcement	09/11/2004	Preliminary Monthly Traffic and Capacity Statistics September 2004
Announcement	15/11/2004	Appendix 3Z – Final Director's Interest Notice – Roger Paul Maynard
Announcement	15/11/2004	Appendix 3Z – Final Director's Interest Notice – Nickleby Robin Duncan Tait
Announcement	19/11/2004	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon
Announcement	19/11/2004	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg
Media Release	09/12/2004	Thai Air Cargo Agreement Signed
Announcement	10/12/2004	Preliminary Monthly Traffic and Capacity Statistics October 2004
Media Release	13/12/2004	Garry Hounsell Joins Qantas Board
Media Release	29/12/2004	Qantas Statement on Tsunami Relief
Announcement	04/01/2005	Appendix 3X – Initial Director's Interest Notice – Garry Hounsell
Media Release	13/01/2005	$200 Million Investment in QantasLink Fleet
Announcement	14/01/2005	Preliminary Monthly Traffic and Capacity Statistics November 2004

To the Australian Investments and Securities Commission:

Form	26/08/2004	Form 312 Discharge or Release of Property from a Charge
Form	14/09/2004	Form 484 – Change to Company Details – Section B1 – Cease Company Officeholder (Roger Paul Maynard and Nickleby Robin Duncan Tait)
Form	06/10/2004	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Form	04/01/2005	Form 484 – Change to Company Details – Section B2 – Appoint Company Officeholder (Garry Arthur Hounsell)
Letter	07/01/2005	Notification of Location of Register
Form	17/01/2005	Form 960 – Application for a Copy of Certificate

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any question with regard to this information, please contact me on telephone number: +61 2 9691 3456 or facsimile: +61 2 9691 3339.

Yours faithfully



Brett Johnson
General Counsel & Company Secretary

Brett Johnson



20 January 2005

Exemption Number 82-4130

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549



SEC MAIL PROCESSING
RECEIVED
JAN 24 2005
WASH. D.C. 152 SECTION

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Announcement	19/08/2004	Preliminary Final Report for the Year Ended 30 June 2004
Media Release	19/08/2004	Qantas Reports Profit Before Tax of $964.6 Million
Media Release	19/08/2004	Qantas Faces Significant Challenges
Media Release	19/08/2004	Qantas Extends Contract for CEO
Media Release	19/08/2004	Qantas Rewards Staff With $1000 Bonus and Boosts Spending on Staff Benefits
Announcement	19/08/2004	2003/04 Full Year Results Presentation to Investors
Announcement	19/08/2004	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	19/08/2004	Revision to Preliminary Final Report
Media Release	20/08/2004	Qantas to Increase Fuel Surcharge
Media Release	08/09/2004	Qantas Trading Halt
Announcement	08/09/2004	Resignation of Qantas Directors
Media Release	08/09/2004	Qantas To Lower Agents Commissions
Announcement	09/09/2004	Request to Lift Trading Halt
Announcement	09/09/2004	Preliminary Monthly Traffic and Capacity Statistics July 2004
Announcement	13/09/2004	Notice of Annual General Meeting
Announcement	13/09/2004	2004 Proxy Form
Announcement	13/09/2004	Qantas Annual Report 2004
Announcement	13/09/2004	Qantas Financial Report 2004
Media Release	20/09/2004	Qantas Statement on NZ High Court Decision
Announcement	22/09/2004	Updated Top 20 Shareholders of Qantas
Announcement	24/09/2004	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	06/10/2004	Qantas Announces A$1.90 Billion Bank Facility
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Michael Henry Codd
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Patricia Anne Cross
Announcement	06/10/2004	Appendix 3Y – Change of Director's Interest Notice – Trevor Raymond Eastwood
Media Release	12/10/2004	Qantas Statement on Australia Competition Tribunal Decision
Announcement	12/10/2004	Update on the Level of Foreign Relevant Interest in Qantas Shares

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

Media Release	15/10/2004	Qantas Increases Fuel Surcharge
Announcement	21/10/2004	Qantas Airways Limited 2004 Annual General Meeting – 21 October 2004 Chairman's Address
Announcement	21/10/2004	Qantas Airways Limited 2004 Annual General Meeting – 21 October 2004 CEO's Address
Announcement	21/10/2004	Results of Resolutions and Proxy Information – 2004 Annual General Meeting
Announcement	25/10/2004	Preliminary Monthly Traffic and Capacity Statistics August 2004
Media Release	02/11/2004	Qantas Reaches Agreement with FAAA-International
Announcement	09/11/2004	Preliminary Monthly Traffic and Capacity Statistics September 2004
Announcement	15/11/2004	Appendix 3Z – Final Director's Interest Notice – Roger Paul Maynard
Announcement	15/11/2004	Appendix 3Z – Final Director's Interest Notice – Nickleby Robin Duncan Tait
Announcement	19/11/2004	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon
Announcement	19/11/2004	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg
Media Release	09/12/2004	Thai Air Cargo Agreement Signed
Announcement	10/12/2004	Preliminary Monthly Traffic and Capacity Statistics October 2004
Media Release	13/12/2004	Garry Hounsell Joins Qantas Board
Media Release	29/12/2004	Qantas Statement on Tsunami Relief
Announcement	04/01/2005	Appendix 3X – Initial Director's Interest Notice – Garry Hounsell
Media Release	13/01/2005	$200 Million Investment in QantasLink Fleet
Announcement	14/01/2005	Preliminary Monthly Traffic and Capacity Statistics November 2004

To the Australian Investments and Securities Commission:

Form	26/08/2004	Form 312 Discharge or Release of Property from a Charge
Form	14/09/2004	Form 484 – Change to Company Details – Section B1 – Cease Company Officeholder (Roger Paul Maynard and Nickleby Robin Duncan Tait)
Form	06/10/2004	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Form	04/01/2005	Form 484 – Change to Company Details – Section B2 – Appoint Company Officeholder (Garry Arthur Hounsell)
Letter	07/01/2005	Notification of Location of Register
Form	17/01/2005	Form 960 – Application for a Copy of Certificate

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any question with regard to this information, please contact me on telephone number: +61 2 9691 3456 or facsimile: +61 2 9691 3339.

Yours faithfully



Brett Johnson
General Counsel & Company Secretary